

July 16, 2015

César Alierta Izuel
Chief Executive Officer
Telefónica, S.A.
Distrito Telefónica, Ronda de la Comunicación, s/n
28050 Madrid, Spain

      **Re:    Telefónica, S.A**
               **Form 20-F for the Fiscal Year Ended December 31, 2014**
               **Filed February 27, 2015**
               **File No. 001-09531**

Dear Mr. Izuel:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Terry French for

               Larry Spirgel
               Assistant Director

cc:    Consuelo Barbé Capdevila
       Directora de Mercado de Valores y Gobierno Corporativo

       Michael Willisch, Esq.
       Davis Polk